FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended September 30, 2006
Commission file number...001-31819

GOLD RESERVE INC.

Address of Principal Executive Offices:
      926 West Sprague Avenue
      Suite 200
      Spokane, Washington 99201

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934: Yes          No    X    .

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



Forward Looking Statements
==========================

The information presented or incorporated by reference in this Form 6-K contains both historical information and forward-looking statements (including within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"). These forward-looking statements involve risks and uncertainties, as well as assumptions that, if they never materialize, prove incorrect or materialize other than as currently contemplated, could cause the results of the Company and its consolidated subsidiaries to differ materially from those expressed or implied by such forward-looking statements.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; requests for improper payments; regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established legal regimes, rules or processes); the ability to obtain or maintain the necessary permits or additional funding for the development of the Brisas Project; in the event any key findings or assumptions previously determined by the Company or the Company's consultants in conjunction with the feasibility study concerning the Brisas Project prepared in 2005 (as updated or modified from time to time) significantly differ or change as a result of actual results in the Company's expected construction and production at the Brisas Project (including capital and operating cost estimates); risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); the Company's dependence upon the abilities and continued participation of certain key employees; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that is expected to be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

The words "believe," "anticipate," "expect," "intend," "estimate," "plan," "assume," "positioned," "may," "could" and other similar expressions that are predictions of or indicate future events and future trends that do not relate to historical matters, identify forward-looking statements. Any such forward-looking statements are not intended to give any assurances as to future results.

Investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has been no change in the affairs of the Company since the date of this interim financial report to shareholders or any documents incorporated by reference herein that would warrant any modification of any forward-looking statement made in this document, other documents filed periodically with securities regulators or documents presented on the Company's website. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise. Investors are urged to read the Company's filings with Canadian and U.S. securities regulatory agencies, which can be viewed on-line at www.sedar.com or www.sec.gov. Additionally, investors can request a copy of any of these filings directly from the Company.

Exhibits
--------
The following are filed as exhibits to this Form 6-K:

Exhibit
Number       Description
--------     ----------------
99.1   September 30, 2006 Interim Financial Report To Shareholders
99.2   Chief Executive Officer's certification of interim filings
99.3   Chief Financial Officer's certification of interim filings

SIGNATURES
----------
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

              GOLD RESERVE INC.

By:        s/ Robert A. McGuinness
              Vice President - Finance & CFO
              November 14, 2006



Exhibit Index
-------------
Exhibit
Number         Description
--------       ----------------
99.1           September 30, 2006 Interim Financial Report To Shareholders




EXHIBIT 99.1




GOLD RESERVE INC.
September 30, 2006
Interim Financial Report to Shareholders
U.S. Dollars

Operations Overview
===================

Brisas Project
------------------------
The Company's primary mining asset, the Brisas Project, is a gold/copper deposit located in the Kilometre 88 mining district of the State of Bolivar in southeastern Venezuela. In 2005, the Company, with the assistance of a number of independent consultants, completed a Bankable Feasibility Study for the Brisas Project, as updated from time to time as described herein (the "Feasibility Study"). Based on the conclusions contained in the Feasibility Study, the board of directors approved proceeding with the financing and construction of the mine.

The Brisas Project consists of the following: a 500-hectare land parcel consisting of the Brisas alluvial concession and the Brisas hardrock concession beneath the alluvial concession (the "Brisas concessions"). Together these concessions contain the mineralization identified in the Feasibility Study. The Brisas Project also includes a number of other existing or pending applications for concessions, alfarjetas (a land parcel not meeting the minimum size to be considered as a concession), Corporacion Venezolana de Guayana ("CVG") work contracts, land use permits and easements, adjacent to or near the Brisas concessions, totaling an estimated 13,000 hectares.

The Company's original Brisas Project operating plan was approved by the Ministry of Energy and Mines (now the Ministry of Basic Industries and Mines ("MIBAM")) in 2003 and, since that approval, the Company has submitted to MIBAM updates focused on minimizing the impact on the environment and optimizing the economics of the Brisas Project. Contained within the approved operating plan are the existing or pending applications for concessions, alfarjetas, CVG work contracts, land use permits and easements, adjacent to or near the Brisas concessions described above. These land parcels comprise the bulk of the land required for the mining and milling facility and related infrastructure contemplated in the Feasibility Study. A number of these parcels are integral to the Company's proposed operating plan and others may be necessary for future needs. Failure to obtain one or more of these permits, rights or properties could have a material adverse effect on the development of the Brisas Project.

In addition to the pending land use issues related to project infrastructure needs, the Company has a number of permits and approvals relating to the Brisas Project pending before MIBAM, the Venezuelan Ministry of Environment ("MINAMB") and other regulatory or government agencies. Most importantly, the Company must obtain the Administrative Authorization to Affect Natural Resources for Construction of Infrastructure and Exploitation of Alluvial and Vein Deposits of Gold and Copper ("Permit to Affect the Natural Resources") from MINAMB, which is issued, in part, based on MIBAM's approval of the project operating plan as well as the Company's Venezuelan Environmental and Social Impact Assessment (V-ESIA), both of which have already been submitted to MINAMB for approval.

The Company can commence construction of the Brisas Project only after the receipt of the various permits and authorizations described above, a number of which have been outstanding for some time. The resolution of these pending matters may be further delayed or be withheld for reasons outside of the Company's control.

The Company requires significant financing to commence construction of the Brisas Project and any financing relating to the Project is subject to the receipt of the Permit to Affect the Natural Resources. The Company's current financial plan is to proceed with finalizing the required debt and equity financing after the receipt of this permit, although this plan is subject to, among other matters, the effect of changes in the price of the common shares, gold and copper prices, changes in capital and operating costs and the Venezuelan political environment.

Bankable Feasibility Study
--------------------------
Since the completion of the 2005 Feasibility Study, management has continued to update the inputs and assumptions contained therein. In April 2006, the Company updated its estimate of initial capital costs for the Brisas Project, which now totals approximately US$638 million (exclusive of costs incurred to date) compared to the capital cost estimate of $552 million contained in the January 2005 Feasibility Study.

In November 2006 Pincock, Allen & Holt ("PAH") updated the mineral resource and reserve estimate and prepared a new Canadian Securities
Act ("CSA") National Instrument 43-101 report for the Brisas Project, which is summarized below. The Brisas Project operating plan assumes a large open pit mine containing proven and probable reserves of approximately 10.4 million ounces of gold and 1.3 billion pounds of copper in 485 million tonnes of ore grading 0.67 grams of gold per tonne and 0.13% copper, at a revenue cutoff grade of $3.04 per tonne for hard rock and $3.24 per tonne for saprolite. Mineral reserves were estimated within a final pit design based on updated economic parameters, $400 per ounce of gold and $1.15 per pound of copper. The study anticipates that the Brisas Project, at full production levels, utilizing conventional truck and shovel mining methods and processing ore at 70,000 tonnes per day, would yield an average annual production of 456,000 ounces of gold and 60 million pounds of copper over an estimated mine life of approximately 18.5 years. Although total proven and probable ounces of gold and pounds of copper increased, average annual production declined from previous disclosures primarily as a result of lower average grade per tonne and, to a lesser extent, longer mine life, reduction in metal payable and average tonnes mined per year.

For purposes of economic analysis, the base case economic model utilizes an average price of $470 per ounce gold and $1.80 per pound copper based on the historical three-year rolling average for metal prices as of September 2006. At such prices, cash operating costs (net of copper credits) are estimated at $126 per ounce of gold and total costs per ounce, including operating costs and initial and sustaining capital (excluding sunk cost), are estimated to be $245 per ounce of gold. The estimated initial capital cost to construct and place the Brisas Project into production totaling $638 million excludes value added taxes of 14% on as much as 80% of the capital costs. Tax exonerations or tax payment holidays are available for various taxes including value added tax and import duty tax on the initial capital costs. Management plans to submit the required applications for all available exonerations and expects to obtain such exonerations prior to the construction of the project. As a result, the cost of such taxes and import duties are not included in the initial costs of the project. There can be no assurances that such exonerations will be obtained, the result of which would be to increase initial capital and operating costs. In October 2006, the Venezuelan government passed a law exempting certain imported items from VAT and import duties. As the new law is not directed specifically at the mining industry, it is unclear at this time if there will be any positive impact on the economics of the Brisas Project.

Mineral Resource and Reserve Estimate
-------------------------------------
In November 2006 PAH calculated an updated mineral resource and reserve estimate in accordance with CSA National Instrument 43-101 which is summarized in the tables below. The qualified persons involved in the property evaluation and resource and reserve estimate were Susan Poos, P.E. of Marston & Marston Inc. and Richard Lambert, P.E. and Richard Addison, P.E. of Pincock, Allen & Holt.

Cautionary Note to U.S. Investors. We advise U.S. investors that definitions contained in CSA National Instrument 43-101 differ in certain respects from those set forth in the U.S. Securities and Exchange Commission Industry Guide 7.

This quarterly report uses the terms "measured," "indicated" and "inferred" resource. We advise U.S. investors that while these terms are recognized by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that the mineralization not already categorized as mineral reserves, will ever be converted into reserves. Further, an "inferred resource" has a great amount of uncertainty as to its existence and its economic and legal feasibility. Under Canadian disclosure rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, is economically or legally mineable or that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Also, disclosure of contained ounces is permitted under Canadian regulations however the SEC generally requires mineral resource information to be reported as in-place tonnage and grade.

Mineral Resource Estimate
-------------------------
The estimated measured and indicated mineral resource utilizing an off-site smelter process is summarized in the following table:


                           Measured               Indicated            Measured and Indicated
 (kt=1,000 tonnes)  ---------------------   ---------------------    ------------------------
      Au Eq                  Au     Cu                 Au     Cu                Au     Cu
  Cut-off Grade     kt     (gpt)    (%)      kt      (gpt)    (%)      kt      (gpt)   (%)
---------------------------------------------------------------------------------------------
    0.40 gpt     250,565   0.69    0.12    332,371   0.64    0.13    573,936   0.66   0.13
---------------------------------------------------------------------------------------------



                           Measured               Indicated            Measured and Indicated
  (In Millions)     ---------------------   ---------------------    ------------------------
     Au Eq                   Au      Cu                Au     Cu                Au     Cu
 Cut-off Grade               oz.     lb.               oz.    lb.               oz.    lb.
---------------------------------------------------------------------------------------------
   0.40 gpt                5.527     657             6.621   927              12.148  1,584
---------------------------------------------------------------------------------------------

The inferred mineral resource, based on an off-site smelter process (0.4 gram per tonne gold equivalent cut-off), is estimated at 115.0 million tonnes containing 0.590 grams gold per tonne and 0.12 percent copper, or 2.18 million ounces of gold and 294 million pounds of copper. The mineral resource and gold equivalent (AuEq) cut-off is based on $400 per gold ounce and $1.15 per pound copper.


Mineral Reserve Estimate
------------------------

          Reserve      Au      Cu        Au         Cu       Waste      Total
           tonnes    Grade   Grade     ounces     pounds     tonnes     tonnes      Strip
Class    (millions)  (gpt)    (%)   (thousands) (millions) (millions)  (millions)   Ratio
---------------------------------------------------------------------------------------------
Proven     226.3     0.69     0.12     5,032        600
Probable   258.4     0.64     0.13     5,357        737
---------------------------------------------------------------------------------------------
Total      484.7     0.67     0.13    10,389      1,338       952.3     1,436.9      1.96
---------------------------------------------------------------------------------------------

Note that the mineral resource estimate does not represent material that exists in addition to the mineral reserve. The mineral reserve estimates disclosed above which are designated as commercially viable are included in and a part of the mineral resource estimates shown in the previous section.

The mineral reserve (within a pit design) has been estimated in using average recovery rates for gold and copper of approximately 83% and 87% respectively, metal prices of U.S. $400 per ounce gold and U.S. $1.15 per pound copper and an internal revenue cut-off of $3.04 per tonne for hard rock and $3.24 per tonne for saprolite.

Brisas Project Work To Date
---------------------------
Over US $100 million has been expended (including costs capitalized and costs expensed in the period incurred) on the Brisas Project since its acquisition by the Company in 1992. These costs include: property and mineral rights, acquisition costs, equipment expenditures, litigation settlement costs and extensive exploration costs including geology, geophysics and geochemistry, approximately 875 drill holes totaling over 200,000 meters of drilling, independent audits of drilling, sampling, assaying procedures and ore reserves methodology, environmental baseline work/ socioeconomic studies, hydrology studies, geotechnical studies, mine planning, advanced stage grinding and metallurgical test work, tailings dam designs, milling process flow sheet designs and a Feasibility Study, including a number of subsequent updates, and an independent CSA National Instrument 43-101 report which was most recently updated in November 2006 as described above.

Management continues to execute its critical-path plan for obtaining required permits (most notably the Permit to Affect the Natural Resources), continuing detailed engineering and various technical studies focused on optimizing the design and economics of the Project required to commence pre-construction activities. In addition, efforts related to port facilities, concentrate sales contracts, electricity and fuel supply contracts, land use permits and a number of other agreements related to the construction and operation of the Brisas Project are progressing. Concurrent with these activities, management has and continues to devote substantial time and effort to obtain debt and equity financing for the Brisas Project.

Recent Brisas Developments
--------------------------
In early November 2006 the Company appointed Corporacion Andina de Fomento (CAF), Export Development Canada (EDC), UniCredit Group (HVB) and WestLB AG (WestLB) of Germany as Mandated Lead Arrangers (MLAs) to arrange up to US$425 million of project debt for the Brisas Project. Any future funding is, among other things, contingent on the receipt of the Permit to Affect the Natural Resources. It is also subject to satisfactory due diligence findings, sufficient equity capital being raised for the project, market conditions, final credit committee approval and other conditions precedent.

In November 2006 PAH calculated an updated mineral resource and reserve estimate for the Brisas Project which was previously discussed in this report. The Brisas Project operating plan assumes a large open pit mine containing proven and probable reserves of approximately 10.4 million ounces of gold and 1.3 billion pounds of copper in 485 million tonnes of ore grading 0.67 grams of gold per tonne and 0.13% copper, at a revenue cutoff grade of $3.04 per tonne for hard rock and $3.24 per tonne for saprolite. Mineral reserves were estimated within a final pit design based on updated economic parameters, a gold price of $400 per ounce and a copper price of $1.15 per pound. The study anticipates that the Brisas Project at full production levels, utilizing conventional truck and shovel mining methods and processing ore at 70,000 tonnes per day would yield an average annual production of 456,000 ounces of gold and 60 million pounds of copper over an estimated mine life of approximately 18.5 years.

In October 2006 a Venezuela-Canada Business Forum was organized by the Government of Venezuela to promote trade and investment between the two countries. The program facilitated one-on-one meetings, technology transfer, and investment opportunities. In addition to meeting with Canadian and Venezuelan diplomatic officials and representatives of MINAMB and MIBAM, management met with representatives of Crystallex International Corporation, operators of the Las Cristinas Project to the north, to discuss potential areas of cooperation that might result in certain synergies not only economically but environmentally and socially. Representatives of the two companies agreed to cooperate on a number of issues including management of regional ground and surface water and the relocation of the Las Cristinas water diversion ditch allowing for a more rational exploitation of the Brisas deposit (for which Brisas agreed to withdraw an earlier protest related to the same once the agreement is accepted and approved by the appropriate government ministries and Corporacion Venezolana de Guayana), joint explosives management and storage, use of a single landing strip, development and use of a community sanitary landfill, development of a single National Guard post for explosive storage, and joint efforts aimed at optimizing access to the projects with limited impact on the community. In addition, both companies agreed to continue exploring ways to take advantage of other synergies that protect the environment and contribute to the quality of life of the local community.

In June 2006, a new draft Organic Law on Mines (Ley Organica de Minas) (the "Draft Mining Law") was submitted by the Office of the Vice President of the Republic to the National Assembly's (Asamblea Nacional) Standing Committee on Energy and Mines. Primary mining activities, as defined in the Draft Mining Law, can only be conducted by the State, either directly or through the National Mining Company (Empresa de Produccion Social Minera Nacional, C.A.) or via a joint venture with private entities in which the Venezuelan State holds more than 50% of the capital stock. As a result, the Draft Mining Law eliminates the possibility of granting new mining concessions in the future.

However, the Draft Mining Law would not extinguish pre-existing mining concessions granted under previous mining legislation, such as those held by the Company. Pre-existing mining concessions are grandfathered under the draft legislation and will remain in force until expiration of their term. Pre-existing CVG work contracts not previously converted into mining concessions must adapt to the joint venture structure provided for in the Draft Mining Law.

Subsequent to its introduction in the National Assembly strong opposition to the terms of the new law (primarily the "no more concessions" provisions) has developed throughout the industry, including the small miners. Until the Draft Mining Law completes the law-formation procedure under the Venezuelan constitution, the 1999 Mining Law remains in force. Recent announcements by members of the National Assembly suggest that the Draft Mining Law is unlikely to be implemented in 2006. It is unclear what provisions the final law will contain, if or when they will be enacted, or how those final provisions will impact the Company's operations in the future.

In the second quarter of 2006, the Company announced an updated estimate of initial capital costs for the Brisas Project of approximately US$638 million compared to the Feasibility Study initial capital costs of US$552 million. The capital cost estimate includes the costs of the EP and CM contracts referred to below, but does not include costs incurred to date. The Company also announced the completion of the initial engineering definition phase of the Brisas Project and the signing of the Engineering Procurement ("EP") and Construction Management ("CM") contracts with SNC Lavalin. The scope of work for the contracts includes detailed engineering, procurement and construction management for the process, infrastructure, tailings and camp facilities as further defined in the EP&CM contracts. Commencement of construction activities at the Brisas Project will commence after receipt of the Permit to Affect Natural Resources from MINAMB and after obtaining the necessary financing for construction. The estimated cost of the EP contract is approximately US$22.8 million and for the CM contract is approximately US$16.3 million for a total of approximately US$39.1 million. The Company has the right to terminate for convenience such contracts at any time with notice and upon payment to SNC Lavalin of any unpaid amounts that have accrued under the terms of the contracts to the date of termination plus the demobilization costs and associated expenses of SNC Lavalin. Construction is estimated to take approximately 24 to 30 months from date of commencement.

In the first quarter of 2006, the Company announced that MINAMB granted the Company's subsidiary additional permits are geotechnical drilling to support detailed engineering work related to pit slope analysis, crusher design, process facility design, tailing dam design, and overall site development for the Brisas Project and announced that MINAMB had issued to the Company's subsidiary the "Permit to Impact Natural Resources" for the quarry on the Barbarita property, which is expected to provide aggregate and basic construction material for the Brisas Project. The Barbarita property is located approximately 5 kilometres from the Brisas Project site and near the planned mill site.

Throughout 2006, management has advanced its efforts to obtain the permit required to begin construction of the Brisas Project. Management has been advised by MINAMB that the information submitted by the Company in support of its request for the Permit to Affect the Natural Resources is complete. In recent public statements, MINAMB has said that permits would be issued as early as November 2006 and more recently Ministry officials reiterated their interest in issuing the permit in the near future during the Venezuela-Canada Business Forum discussed above. It appears that the delay in obtaining the permit is bureaucratic and possibly the upcoming presidential election, not due to the pending Draft Mining Law noted above nor, to management's knowledge, the failure of the Company to provide MINAMB any material information required for the issuance of the Permit to Affect the Natural
Resources. Although management believes the issuance of the required permit has entered the final stages, no assurances can be given when MINAMB will formally issue the Permit to Affect the Natural Resources.

Brisas Work Plan
----------------
SNC Lavalin's scope of work under the EP and CM contracts includes providing engineering services related to, and management of, the construction of a 70,000 metric tonne per day hard rock ore copper concentrator and related systems, a tailings dam, concentrate storage and load-out facilities, the initial pit dewatering wells and support facilities including mobile equipment shop, administration building, communications and IT services, laboratory, maintenance facilities, warehouse and employee and construction man camp. Pursuant to the EP and CM contracts, SNC Lavalin is to also provide all services and supplies necessary for commissioning and start-up of the project, manage the health, safety and environmental plans and assure its services and those of the trade contractors, comply with commitments contained in the I-ESIA and V-ESIA, and local permit requirements.

Concurrent with SNC Lavalin's activities, management, with the assistance of Endeavour Financial continues to focus on project financing. Significant work has been completed in the evaluation and design of the project financing and Endeavour has assisted the Company in identifying and evaluating several sources of finance for the project.

In November 2006, with the assistance of Endeavour Financial, the Company signed a Mandate Letter including an indicative term sheet reflecting current funding requirements and market conditions, and structures involving a mix of commercial finance, off-take finance, equipment finance and multilateral agency finance and support. The Company has also received initial expressions of interest from investment banks for the equity portion of the project finance requirements, which would be contingent upon the project debt being arranged and obtaining the required permits primarily the Permit to Affect the Natural Resources.

Work on-site such as geo-tech drilling, road construction, condemnation drilling, environmental sampling and testing and various planning activities will continue or commence, as the case may be, along with the addition of various management and staff positions as the Company receives the appropriate permits and advances toward commencement of construction. Community assistance and development programs are expected to continue and be expanded to include programs to develop and initiate basic skills training for construction in the Km 88 area. In addition, management will be finalizing contracts for the supply of electricity, gold/copper concentrate smelting and port facilities.

Choco 5 Property
----------------
The Choco 5 property, a grass roots gold exploration target, is a 5,000 hectare concession located in the El Callao mining district in the State of Bolivar, southeastern Venezuela. Since acquiring the property in 2000, the Company has invested approximately $700,000 on acquisition and exploration costs. On-going activities on the property include environmental permitting, geologic mapping and reconnaissance, comprehensive grid of soil geochemical sampling, geophysical testing of established gold anomalies in the eastern sector of the property as well as other identified targets, trenching and selective diamond drilling of gold anomalies, and construction of access roads to facilitate the above activities. The Company's exploration efforts are managed out of its office in the community of El Callao.

Financial Overview
==================

Overview
--------
The following discussion of the Company's financial position as of September 30, 2006 and results of operations for the three and nine months ended September 30, 2006 and 2005 are to be read in conjunction with the Company's unaudited consolidated financial statements and related notes, included herein.

We prepare our consolidated financial statements in U.S. Dollars in accordance with accounting principles generally accepted in Canada. These financial statements together with the following management's discussion and analysis, dated November 14, 2006, are intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward-looking statements relating to the Company's potential future performance. Additional information on the Company can be found at www.sedar.com and www.sec.gov.

The Company is engaged in the business of exploration and development of mining projects and continues to focus the majority of its management and financial resources on its most significant asset, the Brisas Project, and to a lesser extent the exploration of its Choco 5 property, both located in Bolivar State, Venezuela. The Company has no commercial production at this time. As a result, the Company has not recorded revenue or cash flow from its mining operations and has experienced losses from operations for each of the last five years, a trend we expect to continue until the Brisas Project is fully developed and put into commercial production. The Company has historically financed its operations through the sale of common stock and other equity securities. Management expects the Brisas Project, if constructed, to be similarly financed along with project and corporate debt financing.

As previously noted, the Company completed a Feasibility Study with respect to the construction and operation of the Brisas Project in 2005. In April 2006, the Company updated its estimated initial capital costs for the Brisas Project to approximately US$638 million (exclusive of costs incurred to date) compared to the Feasibility Study capital costs of US$552 million. In November 2006 PAH completed an updated CSA National Instrument 43-101 mineral resource and reserve estimate for the Brisas Project which is discussed in detail above. The Brisas Project operating plan assumes a large open pit mine containing proven and probable reserves of approximately 10.4 million ounces of gold and
1.3 billion pounds of copper in 484.6 million tonnes of ore grading
0.67 grams of gold per tonne and 0.13% copper, at a revenue cutoff grade of $3.04 per tonne for hard rock and $3.24 per tonne for saprolite. The final pit (mineral reserves) was created with industry standard pit optimization software using a gold price of $400 per ounce and a copper price of $1.15 per pound. The study anticipates that the Brisas Project at full production levels, utilizing conventional truck and shovel mining methods and processing ore at 70,000 tonnes per day would yield an average annual production of 456,000 ounces of gold and 60 million pounds of copper over an estimated mine life of approximately 18.5 years.

Venezuela has, at times, experienced high levels of inflation, political and civil unrest, bureaucratic delays and changes in and proposed changes in regulatory regimens during the last several years. Despite these matters, the Company has not curtailed its investment activities in the country. However, our operations and investments in Venezuela could be adversely affected by bureaucratic delays, political events and changes in legal, tax and regulatory regimes in the future.

We are dependent on the Venezuelan regulatory authorities issuing the Company certain operational and land use permits before we may begin construction on, and operate, the Brisas Project. Obtaining these required permits is necessary for the Company to obtain suitable financing for the Brisas Project. A number of these pending items have been outstanding for a number of months and the resolution of these pending issues may be further delayed or withheld for any number of reasons outside of the Company's control or in response to the Company's lawful actions, including policy decisions of the Venezuelan government or its regulators and agents, changes in laws or regulations, arbitrary decisions by relevant officials, requests for improper payments, favoritism towards other companies or persons or any other actions that may result from the changing and uncertain regulatory environment with respect to mining rights.

To our knowledge, all of our properties are in compliance in all material respects with the appropriate regulations and requirements of the mining law and our agreements. Our various social, cultural and environmental programs in the immediate and surrounding areas near Brisas are consistent with the government's social agenda including the framework of Mission Piar, one of President Chavez's social initiatives which includes the local small miners and encompasses technical assistance and training to explore and minimize the impact to the environment as well as their integration into the formal economy. We believe we enjoy a good working relationship with the MIBAM, MINAMB and in general the Venezuelan Government and are committed to the economic and social development of the Brisas Project in a mutually beneficial manner with the communities located near the project, the people in Bolivar State, and the Bolivarian Republic of Venezuela.

We believe references in this report to cash costs per ounce (a non-GAAP measure of performance) enables certain investors to better understand the Brisas Project's potential profitability and ability to generate operating cash flow. Non-GAAP measures do not have any standardized meaning prescribed by Canadian and U.S. GAAP, and therefore they may not be comparable to similar measures prescribed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP, such as the nearest comparable GAAP measure total cost per ounce. Such measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

Critical Accounting Estimates
-----------------------------
Critical accounting estimates represent estimates that are highly uncertain and changes in those estimates could materially impact our financial statements. The significant accounting estimates contained in the financial statements include: carrying value of the Brisas Project; mineral reserve and resource estimates and contingencies. Management has reviewed the development and selection of our critical accounting estimates with the Company's Audit Committee with which they have concurred.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Substantially all of the Company's investment in property, plant and equipment represents amounts invested in the Brisas Project located in Venezuela. Management's capitalization of exploration and development costs and assumptions regarding the future recoverability of such costs is subject to among other things, the Company's current mineral reserves which are based on engineering and geological estimates, gold and copper prices, estimated plant construction and operating costs and the procurement of all necessary regulatory permits and approvals. These estimates could change in the future and this could affect the carrying value and the ultimate recoverability of the amounts recorded as property and mineral rights and capitalized exploration and development costs. See the Company's Annual Information Form for further discussion of risk factors.

The Company operates and files tax returns in a number of jurisdictions. The preparation of such tax filings requires considerable judgment and the use of assumptions. Accordingly, the amounts reported could vary in the future.

Significant Accounting Policies
-------------------------------
The Company's accounting policies are described in Note 1 of the consolidated financial statements contained in the Company's 2005
Annual Information Form. The more significant accounting policies are as follows:

Marketable Securities. Equity securities are carried at the lower of cost and net realizable value. Corporate debt securities and U.S. treasuries and agency obligations are carried at amortized cost.

Stock Based Compensation. The Company uses the fair value method of accounting for stock options granted to employees and directors. Consideration paid for shares on exercise of share options in addition to the fair value attributable to stock options granted is credited to capital stock.

Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Exploration costs of properties or working interests with specific areas of potential mineralization are capitalized at cost pending the determination of a property's economic viability. Development costs of proven mining properties not yet producing are capitalized at cost and classified as property, plant and equipment. Property holding costs are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs will be amortized based on the estimated proven and probable reserves benefited. Properties which are abandoned are written-off and properties determined to be impaired are written-down to the estimated fair value. Carrying values do not necessarily reflect present or future values.

Results of Operations
---------------------
The Company's results of operation are a product of operating expenses, primarily related to the development of the Brisas Project, net of investment income. Consolidated net loss for the three and nine months ended September 30, 2006 amounted to $2,501,572 and $1,918,768 or $0.06 and $0.05 per share compared to consolidated net loss of $1,755,640 and $5,682,434 or $0.05 and $0.16 per share, respectively, for the same periods in 2005.

Other income for the three and nine month periods ended September 30, 2006 increased by $724,002 and $5,860,891, respectively, over the comparable periods in 2005. The change was primarily due to a significant non-recurring gain on sale of marketable securities. Operating expense for the three and nine months ended September 30, 2006 increased by $1,285,477 and $1,759,737, respectively, over the comparable periods in 2005. The change was primarily due to an increase in general and administrative costs principally related to personnel costs and technical services principally associated with the development of the Brisas Project.

Selected Quarterly Financial Data (Unaudited)
---------------------------------------------
The Company recorded net income in the three-month period ended March 31, 2006 as a result of a non-recurring gain on sale of marketable securities. Total expense during the third quarter of 2006 increased over the second quarter of 2006 mainly due to an increase in general and administrative costs principally related to personnel costs and technical services principally associated with the development of the Brisas Project.

The change in 2005 fourth quarter results of operations is primarily due to increases in costs associated with the development and financing of the Brisas Project, personnel costs, investor relations and the impact of implementing new rules related to accounting for stock-based compensation.


(Unaudited)
Quarter ended        9/30/06     6/30/06      3/31/06    12/31/05      9/30/05      6/30/05      3/31/05     12/31/04
---------------------------------------------------------------------------------------------------------------------
Other Income       1,119,412   $ 888,611  $ 4,826,080   $ 429,656    $ 395,410    $ 392,064    $ 217,982    $ 372,064
Net income
(loss) before tax (2,317,115) (1,610,458)   2,346,293  (3,343,377)  (1,755,640)  (1,803,271)  (2,123,523)  (1,970,437)
 Per share             (0.06)      (0.04)        0.07       (0.10)       (0.05)       (0.05)       (0.06)       (0.07)
  Fully diluted        (0.06)      (0.04)        0.07       (0.10)       (0.05)       (0.05)       (0.06)       (0.07)
Net income (loss) (2,501,572) (1,716,975)   2,299,779  (3,344,848)  (1,755,640)  (1,803,271)  (2,123,523)  (1,970,437)
  Per share            (0.06)      (0.05)        0.06       (0.10)       (0.05)       (0.05)       (0.06)       (0.07)
 Fully diluted         (0.06)      (0.05)        0.06       (0.10)       (0.05)       (0.05)       (0.06)       (0.07)


Liquidity and Capital Resources
-------------------------------
In May 2006 the Company entered into an underwriting agreement with a syndicate of underwriters pursuant to which the underwriters purchased 3,335,000 Class A common shares of Gold Reserve at a price of Cdn.$9.00 per share, representing aggregate gross proceeds to the Company of Cdn.$30,015,000 or approximately US $27,000,000.

The Company's significant investing activities during the three and nine months ended September 30, 2006 included the sale or maturity of marketable securities, on a net basis, of approximately $0.8 and $5.4 million and the purchase of property, plant and equipment of approximately $4.1 and $11.2 million respectively. Capitalized development costs incurred on the Brisas project represent the majority of the amount invested in property, plant and equipment.

The total financial resources of the Company, which includes cash plus marketable securities, increased approximately $11.9 million from December 31, 2005 to approximately $34.3 million as of September 30, 2006.

As of November 14, 2006, the Company had the following shares, equity units, warrants and share options issued:

Class A common shares                              39,152,302
Equity units 1                                      1,085,099
Class A common share purchase warrants 2            2,680,500
Class A common share purchase options 3             3,165,917

1)  An equity unit consists of one class B common share of Gold
    Reserve Inc. and one class B common share of Gold Reserve Corporation. Equity units are convertible into Class A common shares of Gold Reserve Inc. on a one-to-one basis.
2)  In 2004, the Company completed a Unit offering which included Class
    A common share purchase warrants entitling the holders to acquire 2,680,500 Class A common shares at a price of Cdn $6.50 per share for a period of 24 months following the closing date or November 6, 2006. In late October 2006, the Company announced its plan to delist all of the 2,680,500 issued and outstanding warrants from the Toronto Stock Exchange. Thereafter on October 31, 2006, the Company received approval from the Toronto Stock Exchange to amend certain terms of the 2,680,500 unlisted warrants. Subject to the receipt of shareholder approval at the next annual shareholders' meeting and the signing of a supplemental warrant indenture with the warrant agent, the expiry date of the Warrants will be extended to July 31, 2007 and the exercise price of the Warrants will be amended from Cdn$6.50 to Cdn$6.55. Until the date and time shareholders of the Company authorize the proposed amendments to the Warrants, the proposed amendments to the Warrants will not be effective.
3)  Exercisable at between $0.57 and $4.89 per share.

With the completion of the Feasibility Study in early 2005 and the engagement of SNC Lavalin, our efforts continue to be focused primarily on identifying suitable funding sources, completion of detailed project engineering, development and implementation of project related contracts such as port facilities, concentrate sales contracts, electricity and fuel supply contracts, and a number of other agreements related to the construction and operation of the Brisas Project and, most importantly, obtaining the required permits, especially the Permit to Affect Natural Resources from MINAMB. Initial capital expenditures required to put the Brisas Project into production as presently proposed by the Company, is estimated to be approximately $638 million over a 24-30 month construction period. Commencement of the construction of the Brisas Project is primarily dependent upon obtaining the required permits and obtaining sufficient financing.

As of November 14, 2006 the Company held approximately $32 million in cash and investments. In the near-term, management believes that cash and investment balances are sufficient to enable the Company to fund its pre-development activities through 2007 (excluding substantial Brisas Project construction activities). The timing and extent of additional funding or project financing, if any, depends on a number of important factors, including, but not limited to the actual timetable of our future work plans, our assessment of the financial markets, the political, regulatory and economic conditions in Venezuela, our share price and the price of gold and copper. Management provides no assurances that it will be able to obtain the substantial additional financing that will be needed to construct the Brisas Project. Failure to raise the required funds will mean the Company will be unable to construct and operate the Brisas Project.

CONSOLIDATED BALANCE SHEETS
===========================
September 30, 2006 and December 31, 2005
(unaudited)

U.S. Dollars                                     2006              2005
----------------------------------------------------------------------------

ASSETS
------
Current Assets
--------------

Cash and cash equivalents                  $   30,639,251     $   19,370,252
Marketable securities                           3,634,836          2,985,234
Deposits, advances and other                    1,691,474            442,130
----------------------------------------------------------------------------
Total current assets                           35,965,561         22,797,616

Property, plant and equipment, net             69,155,839         58,016,102
Other                                           1,657,541          1,141,154
----------------------------------------------------------------------------
Total assets                               $  106,778,941     $   81,954,872
============================================================================

LIABILITIES
-----------
Current Liabilities:
--------------------

Accounts payable and accrued expenses       $   1,252,518     $    1,187,565
----------------------------------------------------------------------------
Total current liabilities                       1,252,518          1,187,565

Minority interest in
  consolidated subsidiaries                     1,475,666          1,129,541
----------------------------------------------------------------------------
Total liabilities                               2,728,184          2,317,106
----------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
--------------------
Serial preferred stock, without par value
Common shares and equity units,
  without par value                           166,256,889        140,512,063
Less common shares held by affiliates            (636,267)          (674,598)
Stock options                                   2,605,202          1,867,537
Accumulated deficit                           (63,901,784)       (61,983,016)
KSOP debt                                        (273,283)           (84,220)
----------------------------------------------------------------------------
Total shareholders' equity                    104,050,757         79,637,766
----------------------------------------------------------------------------
Total liabilities and shareholders' equity $  106,778,941     $   81,954,872
============================================================================
The accompanying notes are an integral part of the consolidated financial statements.

Approved by the Board of Directors:

     s/ Chris D. Mikkelsen               s/ Patrick D. McChesney



CONSOLIDATED STATEMENTS OF OPERATIONS
=====================================
For the Three and Nine Months Ended September 30, 2006 and 2005 (unaudited)

                              Three Months Ended           Nine Months Ended
                            ---------------------        ----------------------
U.S. Dollars                 2006           2005          2006          2005
-------------------------------------------------------------------------------
OTHER INCOME
Interest              $    331,014   $    223,918  $     830,619  $     635,864
Gain on sale of
  marketable securities    788,398        171,492      6,003,484        337,348
-------------------------------------------------------------------------------
                         1,119,412        395,410      6,834,103        973,212

EXPENSES
General and
  administrative         1,590,356      1,019,136      3,656,320      3,240,124
Technical services       1,223,543        874,792      3,304,297      2,604,617
Corporate communications   134,606        126,636        466,152        476,115
Legal and accounting       214,536        148,343        555,060        243,973
Foreign currency
  (gain) loss                4,061        (22,839)        87,429         83,101
Minority interest
  in net income (loss) of
  consolidated
  subsidiaries             269,425          4,982        346,125          7,716
-------------------------------------------------------------------------------
                         3,436,527      2,151,050      8,415,383      6,655,646
-------------------------------------------------------------------------------
Net loss before tax   $ (2,317,115)  $ (1,755,640)  $ (1,581,280)  $ (5,682,434)
Income tax                (184,457)             0       (337,488)             0
-------------------------------------------------------------------------------
Net loss               $(2,501,572)  $ (1,755,640)  $ (1,918,768)  $ (5,682,434)
===============================================================================
Net loss per share,
  basic and diluted    $     (0.06)  $      (0.05)  $      (0.05)  $      (0.16)
===============================================================================
Weighted average common
   shares outstanding   39,310,892     35,304,253     37,461,731     34,904,722
===============================================================================


CONSOLIDATED STATEMENTS OF DEFICIT
==================================
For the Nine Months Ended September 30, 2006 and 2005 (unaudited)

U.S. Dollars
-------------------------------------------------------------------------------
Deficit, December 31, 2005                                   $     (61,983,016)
Net loss for the period                                             (1,918,768)
-------------------------------------------------------------------------------
Deficit, September 30, 2006                                  $     (63,901,784)
===============================================================================

Deficit, December 31, 2004                                   $     (52,955,734)
Net loss for the period                                             (5,682,434)
-------------------------------------------------------------------------------
Deficit, September 30, 2005                                  $     (58,638,168)
===============================================================================
The accompanying notes are an integral part of the consolidated financial statements.



















CONSOLIDATED STATEMENTS OF CASH FLOWS
=====================================
For the Three and Nine Months Ended September 30, 2006 and 2005 (unaudited)

                                Three Months Ended         Nine Months Ended
                               --------------------      ----------------------
U.S. Dollars                    2006          2005        2006           2005
-------------------------------------------------------------------------------

Cash Flows from Operating Activities:
-------------------------------------

Net loss                 $ (2,501,572) $ (1,755,640) $ (1,918,768) $ (5,682,434)

Adjustments to reconcile net loss to net cash used by operating activities:

 Stock option compensation    563,522       248,357      835,415        788,189
 Depreciation                  37,536        24,173      100,871         64,166
 Amortization of premium
  (discount) on
    marketable securities                    (2,513)        (419)           713
 Foreign currency (gain) loss   4,061       (22,839)      87,429         83,101
 Minority interest
  in net income of
   consolidated subsidiaries  269,425         4,982      346,125          7,716
 Net gain on sale of
  marketable securities      (788,398)     (171,492)  (6,003,484)      (337,348)
 Shares issued for
  compensation                196,355        55,891      298,875        491,811

Changes in non-cash working capital:

 Net (increase) decrease
  in deposits, advances and
   accrued interest           (37,802)       10,199    (1,249,344)       12,845
 Net increase (decrease)
  in accounts payable
   and accrued expenses      (250,834)      (90,456)       64,953      (489,313)
-------------------------------------------------------------------------------
Net cash used by
  operating activities     (2,507,707)   (1,699,338)   (7,438,347)   (5,060,554)
===============================================================================

Cash Flows from Investing Activities:
-------------------------------------

Proceeds from the sale
 and maturity of
  marketable securities     2,318,016     1,171,492    10,615,609     5,786,299
Purchase of
 marketable securities     (1,527,349)   (1,318,104)   (5,261,308)   (2,318,104)
Purchase of property,
 plant and equipment       (4,067,450)   (1,352,676)  (11,240,608)   (3,188,229)
Other                        (199,558)      (37,287)     (363,667)     (142,950)
-------------------------------------------------------------------------------
Net cash provided (used)
 by investing activities   (3,476,341)   (1,536,575)   (6,249,974)     137,016
===============================================================================

Cash Flows from Financing Activities:
-------------------------------------

Proceeds from the issuance
 of common shares             145,974         6,504    24,957,320     2,612,344
-------------------------------------------------------------------------------
Net cash provided by
 financing activities         145,974         6,504    24,957,320     2,612,344
===============================================================================

Change in Cash and Cash Equivalents:
------------------------------------

Net increase (decrease) in
 cash and cash
  equivalents              (5,838,074)   (3,229,409)   11,268,999    (2,311,194)
Cash and cash equivalents
 - beginning of period     36,477,325    28,096,920    19,370,252    27,178,705
-------------------------------------------------------------------------------
Cash and cash equivalents
 - end of period         $ 30,639,251  $ 24,867,511  $ 30,639,251  $ 24,867,511
===============================================================================
The accompanying notes are an integral part of the consolidated financial statements.




Selected Notes To Consolidated Financial Statements
For the Nine Months Ended September 30, 2006 and 2005 (unaudited)
Expressed in U.S. Dollars

1.  Basis of Presentation
-------------------------
The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements.

In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments necessary to present fairly the financial position of Gold Reserve Inc. and subsidiaries (the Company) as of September 30, 2006, and the results of operations and the cash flows for the nine months ended September 30, 2006 and 2005. The results of operations for the nine months ended September 30, 2006 and 2005 are not necessarily indicative of the results to be expected for the full year.

These financial statements follow the same accounting policies and methods of their application as the most recent annual audited financial statements and should be read in conjunction with the consolidated financial statements including notes thereto included in the Company's 2005 annual report.


2.  Geographic Segments
-----------------------

Net Income (Loss) for the Three and Nine Months Ended
September 30,2006 and 2005

                          Three Months Ended               Nine Months Ended
                        ----------------------          ----------------------
                        2006              2005          2006             2005
-------------------------------------------------------------------------------
North America     $ (1,488,375)     $ (1,086,020)     $843,243     $ (3,647,839)
South America       (1,013,197)         (669,620)   (2,762,011)      (2,034,595)
-------------------------------------------------------------------------------
Consolidated      $ (2,501,572)     $ (1,755,640) $ (1,918,768)    $ (5,682,434)
===============================================================================


3.  Share Option Plan
---------------------

The Company's Equity Incentive Plan (the Plan) allows for the granting of common share purchase options to officers, directors and key individuals for terms of up to ten years. The vesting period of options ranges from immediately to up to three years. There were 575,151 options remaining for future grants at September 30, 2006. Share option transactions for the nine months ended September 30, 2006 and 2005 are as follows:

                                           2006                   2005
                             --------------------------------------------------
                                              Weighted                 Weighted
                                               Average                  Average
                                              Exercise                 Exercise
                                     Shares     Price       Shares       Price
-------------------------------------------------------------------------------
Options outstanding at
 beginning of period               3,148,844     1.36     3,316,374     $ 1.39
Options exercised                   (426,594)    0.89      (573,030)    $ 1.00
Options canceled                     (54,333)    2.72      (115,000)    $ 4.18
Options granted                      498,000     4.28       374,500     $ 3.65
-------------------------------------------------------------------------------
Options outstanding
 at end of period                  3,165,917     1.86     3,002,844     $ 1.64
-------------------------------------------------------------------------------
Options exercisable at
 end of period                     2,555,287     1.57     2,678,270     $ 1.44
===============================================================================
                                          Price                    Price
                                          Range                    Range
-----------------------------------------------------------------------------
Exercise price at end of period      $0.57 - $ 4.89           $ 0.57 - $ 4.90
Exercise price for
 exercisable shares                  $0.62 - $ 4.19           $ 0.57 - $ 4.90

The Company recorded additional compensation expense of $835,415 and $788,189 for stock options vested during the nine months ended September 30, 2006 and 2005. During 2006, the shareholders approved extending the expiration date of 1,755,250 options from June 8, 2006 to December 31, 2006. The fair value of the options granted was calculated using the Black-Scholes model. In 2006, the model assumed a weighted average risk free interest rate of 4.6%, expected life of three years, expected volatility of 83% and a dividend yield of nil. In 2005 the model assumed a weighted average risk free interest rate of 3.8%, expected life of three years, expected volatility of 65% and a dividend yield of nil.


4.  Common Stock
----------------

In May 2006, the Company closed a public offering of 3,335,000 Class A common shares of the Company, representing aggregate net proceeds to the Company of approximately US $24.6 million. In addition to the shares issued in the public offering, during the nine months ended September 30, 2006, 426,594 shares were issued upon exercise of stock options, 100,000 shares were issued to the KSOP and 69,500 shares were issued as compensation.

During the nine months ended September 30, 2005, 573,030 shares were issued upon exercise of stock options, 533,735 shares were issued upon exercise of warrants, 130,500 shares were issued for compensation and 75,000 shares were issued to the KSOP plan


99.2    Chief Executive Officer's certification of interim filings

GOLD RESERVE INC.


Date: November 14, 2006

I, Rockne J. Timm, Chief Executive Officer, Gold Reserve Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers Annual and Interim Filings) of Gold Reserve Inc., ("the issuer") for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuers other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Signature:/S/Rockne J. Timm
Rockne J. Timm
Chief Executive Officer

99.3    Chief Financial Officer's certification of interim filings

GOLD RESERVE INC.


Date: November 14, 2006


I, Robert A. McGuinness, Chief Financial Officer, Gold Reserve Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers Annual and Interim Filings) of Gold Reserve Inc., ("the issuer") for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuers other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Signature:/S/Robert A. McGuinness
Robert A. McGuinness
Chief Financial Officer